Exhibit 99.1

Sunlands Technology Group Announces $50 Million Share Repurchase Program

May 29, 2026

BEIJING, May 29, 2026  -- Sunlands Technology Group (NYSE: STG) (“Sunlands” or the “Company”), a leader in China’s adult online education market and China’s adult personal interest learning market, today announced that its Board of Directors has approved a share repurchase program under which the Company is authorized to repurchase up to US$50 million of its Class A ordinary shares in the form of American depositary shares over the next 36 months.

Mr. Tongbo Liu, Chief Executive Officer of Sunlands, said, “The share repurchase program reflects the strength of our capital position and confidence in delivering sustained, long-term performance for our shareholders. We are pleased that our strong cash generating ability enables us to return value to shareholders as well as continue to invest in enhancing our content, upgrading our technology, and attracting more students to our platform to sustainably grow our business.”

The Company’s proposed repurchases may be made from time to time on the open market at prevailing market prices, through privately negotiated transactions, or other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. The timing and dollar amount of repurchase transactions will be subject to the Securities and Exchange Commission (the “SEC”) Rule 10b-18 requirements. It is also expected that such repurchases will be effected pursuant to a plan in conformity with SEC Rule 10b5-1.

About Sunlands

Sunlands Technology Group (NYSE: STG) (“Sunlands” or the “Company”), formerly known as Sunlands Online Education Group, is a leader in China’s adult online education market and China’s adult personal interest learning market. With a one to many live streaming platform, Sunlands offers various degree- or diploma-oriented post-secondary courses as well as professional certification preparation, professional skills and interest courses. Students can access the Company’s services either through PC or mobile applications. The Company's online platform cultivates a personalized, interactive learning environment by featuring a virtual learning community and a vast library of educational content offerings that adapt to the learning habits of its students. Sunlands offers a unique approach to education research and development that organizes subject content into Learning Outcome Trees, the Company's proprietary knowledge management system. Sunlands has a deep understanding of the educational needs of its prospective students and offers solutions that help them achieve their goals.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the

U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Sunlands may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Sunlands’ beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: Sunlands’ goals and strategies; its expectations regarding demand for and market acceptance of its brand and services; its ability to retain and increase student enrollments; its ability to offer new courses and educational content; its ability to improve teaching quality and students’ learning results; its ability to improve sales and marketing efficiency and effectiveness; its ability to engage, train and retain new faculty members; its future business development, results of operations and financial condition; its ability to maintain and improve technology infrastructure necessary to operate its business; competition in the online education industry in China; relevant government policies and regulations relating to Sunlands’ corporate structure, business and industry; and general economic and business condition in China. Further information regarding these and other risks, uncertainties or factors is included in Sunlands’ filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Sunlands does not undertake any obligation to update such information, except as required under applicable law.

For investor and media enquiries, please contact:

Sunlands Technology Group
Investor Relations
Email: sl-ir@sunlands.com

SOURCE Sunlands Technology Group

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